Exhibit 99.1

At an extraordinary shareholders meeting of D. Medical Industries Ltd. (TASE: DMDC; NASDAQ: DMED)(the "Company") held on October 18, 2010, the shareholders approved the grant to Dr. Ginsberg, a class B director of the Company, of 15,625 options to purchase the Company’s ordinary shares, par value NIS 0.32 per share, at an exercise price per ordinary share equal to the price of the ordinary shares offered at the Company’s U.S. initial public offering, i.e. US$7. The options will vest on a quarterly basis in equal parts over a period of 4 years from the date Dr. Ginsberg’s appointment became effective, i.e. August 11, 2010; except that in the event of a sale of the activities of any of the Company’s subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company’s ordinary shares at a pre-money company valuation of at least US$150 million, all of Dr. Ginsberg’s unvested options at such time will automatically become fully vested.

Affirmative vote of the holders of a majority of the voting power represented at the meeting and voting thereat (abstentions are not counted) was necessary for the approval of this resolution. A total of 1,739,244.21 shares voted for the resolutions, 26,768 shares opposed the resolution and 426,805 abstained.